

May 10, 2018

Alessandro Gili
Chief Finanical Officer
Ferrari N.V.
Via Abetone Inferiore n. 4
I-41053 Maranello (MO)
Italy

> **Re: Ferrari N.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2017**
> **Filed February 23, 2018**
> **File No. 001-37596**

Dear Mr. Gili:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2017

Note 11 - Income Taxes, page F-31

1. Please tell us if you have material temporary differences related to your investments in subsidiaries for which deferred tax liabilities have not been recognized. If so, revise your future filings to disclose these unrecognized temporary differences and, if practicable, also disclose the related unrecognized deferred tax liability. Refer to IAS 12.81(f) and 12.87.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jim Dunn at 202-551-3724 or Melissa Raminpour at 202-551-3379 with any questions.

Division of Corporation Finance
Office of Transportation and Leisure